UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Earnings Release
(BR GAAP)

1st Quarter of 2017

Santander
Simple | Personal | Fair

Table of Contents

Managerial Analysis of Results – BR GAAP

Data Summary for the Period

All information presented in this report considers the managerial result, except where otherwise indicated. It should be noted that, as of this quarter, some equity interests were accounted for using the equity method. Therefore, for better comparability, we have reclassified the 2016 information (please refer to page 28 of this report). The reconciliation with the accounting result can be found on pages 30 and 31.

MANAGERIAL¹ ANALYSIS - BR GAAP	1Q17	1Q16	Var. 1Q17x4Q16	4Q16	Var. 1Q17x4Q16

RESULTS (R$ million)
Net interest income	8,868	7,598	16.7%	7,825	13.3%
Fee and commission income	3,709	2,984	24.3%	3,740	-0.8%
Allowance for loan losses	(2,264)	(2,424)	-6.6%	(2,680)	-15.5%
General Expenses[2]	(4,629)	(4,321)	7.1%	(4,831)	-4.2%
Personnel Expenses	(2,200)	(2,107)	4.4%	(2,397)	-8.2%
Administrative Expenses	(2,429)	(2,214)	9.7%	(2,434)	-0.2%
Managerial net profit[3]	2,280	1,660	37.3%	1,989	14.7%
Accounting net profit	1,824	1,213	50.4%	1,537	18.7%
BALANCE SHEET (R$ million)
Total assets	713,517	668,750	6.7%	701,705	1.7%
Securities	166,131	151,377	9.7%	169,590	-2.0%
Loan portfolio	257,169	248,271	3.6%	256,883	0.1%
Individuals	93,986	85,593	9.8%	91,414	2.8%
Consumer finance	35,779	32,708	9.4%	34,777	2.9%
SME	32,511	34,064	-4.6%	32,799	-0.9%
Corporate	94,892	95,906	-1.1%	97,893	-3.1%
Expanded Credit Portfolio[4]	325,426	312,018	4.3%	322,783	0.8%
Funding from Clients[5]	300,678	283,141	6.2%	298,402	0.8%
Deposits (demand. saving and time)	145,750	134,503	8.4%	142,583	2.2%
Equity[6]	58,994	54,428	8.4%	55,598	6.1%
PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	15.9%	12.6%	3 bps	13.9%	200 bps
Return on average asset excluding goodwill[6]- annualized	1.3%	1.0%	30 bps	1.2%	10 bps
Efficiency Ratio[7]	44.9%	50.3%	-540 bps	49.3%	-440 bps
Recurrence Ratio[8]	80.1%	69.1%	1100 bps	77.4%	270 bps
BIS ratio	15.8%	16.4%	-59 bps	16.3%	-49 bps
Tier I	14.7%	15.1%	-39 bps	15.1%	-40 bps
Tier II	1.1%	1.3%	-20 bps	1.2%	-10 bps
PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	2.9%	3.3%	-40 bps	3.4%	-50 bps
Individuals	4.0%	4.7%	-70 bps	4.1%	-10 bps
Corporate	1.9%	2.1%	-20 bps	2.7%	-80 bps
Delinquency ratio (over 60 days)	3.9%	4.2%	-30 bps	4.2%	-30 bps
Coverage ratio (over 90 days)	229.3%	200.1%	2920 bps	212.0%	1730 bps
OTHER DATA
Assets under management - AUM (R$ million)[9]	257,362	213,191	20.7%	251,042	2.5%
Branches	2,254	2,263	(9)	2,254	-
PABs (mini branches)	1,166	1,176	(10)	1,167	(1)
Own ATMs	13,679	14,165	(486)	13,806	(127)
Shared ATMs	20,516	18,504	2,012	19,868	648
Total Customers (thousand)	35,909	33,926	1,983	35,524	385
Employees	46,897	50,142	(3,245)	47,254	(357)

¹ Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described onpages 30 and 31.
² Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
³ Managerial net profit corresponds to the corporate net income, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 456 million in 1Q17, R$ 451 million in 4Q16 and R$ 447 million in 1Q16.
⁴ Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, floating rate notes, acquiring-activities related assets and guarantees).
⁵ Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Treasury Notes and Certificates of Structured Operations ("COE").
⁶ Excluding 100% of the goodwill balance (net of amortization), which in 1Q17 amounted to R$ 1,703 million, R$ 2,174 million in 4Q16 and R$ 3,625 million in 1Q16.
⁷ Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expenses).
⁸ Recurrence: Fee and Commission Income / General Expenses.
[9] According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.3

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a recurring and sustainable manner is by providing excellent services to enhance client satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.
	Improve the recurrence and sustainability of our results by growing in businesses with greater revenue diversification, aiming to strike a balance between credit, funding and services, while maintaining a preventive risk management approach and rigorous cost control.	Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.	Boost productivity through an intense agenda of commercial improvements that enable us to offer a complete portfolio of services.

Throughout 1Q17 we made progress on several strategic fronts, of which we highlight:

Commercial acceleration:

Digital advances:

Strengthening the digital experience, at the end of March 2017:	not just to view account data. In addition to that, we launched Santander ID to replace the token for business clients.
▪ we crossed the 2 million downloads mark of SantanderWay – a card management app for Santander cards.	▪ for individuals, we added more functionalities to the app with the implementation of Santander ID, replacing the online security card, and launched a new Internet Banking platform, with more user-friendly navigation.
▪ we launched the digital account opening process, which now can be done via mobile, tablet and the internet.
▪ for clients of Santander Corretora we launched a new app, which allows for more agile access to account information, recommendations and investments.	▪ thanks to all these actions, we continued to expand the number of digital customers, which reached 6.9 million, +1.8 MM in twelve months, and we kept growing our volume of digital transactions, which already account for 76% of the Bank's total transactions, an increase of 540 bps in the last twelve months.
▪ for SMEs, we redesigned the "Santander Empresas" app, which is now transactional and

Retail acceleration:

- **Cards:** we continued to post robust growth in credit card revenues, reaching a market share of 13.7%, representing an increase of 117 bps in twelve months. This quarter we started to offer the new Santander/AAdvantage® **credit cards**, in partnership with American Airlines' loyalty program, one of the most recognized in the market.

- **Payroll Loans:** we maintained strong growth in origination (+53%), outperforming the market, which contributed to increase our market share (+267 bps) in the last twelve months.

- **Conta Super:** we expanded our customer base this quarter, adding 113 thousand new accounts.

- **Private:** we strengthened our services in the *ultra-high* segment, with the hiring of new professionals. At the end of March 2017, the market value of our total assets under management (AuM) increased by 29.3% in twelve months and 6.6% in the quarter. Funds were the highlight, growing 47.7% in twelve months and 10.7% in the quarter.

- **"Consórcio":** we continued to grow originations, already reaching a market share of 7.5%. This quarter we launched a new offer for the special segment, enhancing our performance in this product.

- **Agro:** we opened five branches in strategic regions for agribusiness, and continued to expand our portfolio, with gains in market share, which stood at 2.9%, a 80 bps rise in twelve months.

We have a portfolio of innovative products, which fosters growth opportunities for our businesses. In this sense, we highlight:

- **Getnet:** strong revenue growth (+38%) in twelve months, with an above-market performance. This quarter we started to offer the BNDES card to small and medium-sized companies, another product that will strengthen our offering in this segment, thus contributing to boost customer loyalty.
- **SMEs:** we expanded our team of managers in the period. Moreover, focusing on entrepreneurship, we launched "Radar Santander", in partnership with Endeavor, to promote innovation in the financial market.

Strengthening our actions in leading businesses:

- **Santander Financiamentos:** we maintained our leadership in vehicle financing with a market share of 20.8% (+250 bps in twelve months). Our new "+negócios" digital platform continues to support the expansion of our business, with a 45% rise in unique simulations compared to December 2016.

- **Global Corporate Banking (GCB):**
  - Leadership in the ranking of M&A deals, jumping from the 5th position in 2015 to the 1st spot in 2016, according to Thomson Reuters.
  - In ECM, we have been leading transactions in Brazil and Latin America this quarter, according to Bloomberg.
  - We are still recognized as leaders in financial advisory services for project financing in Brazil by ANBIMA, and in the foreign exchange market by the Brazilian Central Bank.
  - In fixed income, we also started to lead the ranking, according to ANBIMA.

“We are an organization focused on
 creating value for our customers and,
 based on their continued support, we
 grow in a sustainable manner”

Sustainability:

On the sustainability front, Santander continues to hold a prominent spot: in the Microcredit program, it maintains a leading position among private banks and, in the Higher Education segment, through the distribution of scholarships, the Bank makes an active contribution to the process of advancing education in the country.

People:

With a focus on our people, we launched the *Santander Culture Challenge*, a global platform for the recognition of employees aligned with corporate values. We remain committed to diversity as a resource for the development of our business: we strive to be an increasingly plural Bank, grounded on meritocracy.

Customer satisfaction:

Focusing on operational excellence and increasing customer satisfaction, this quarter we launched EPS – Excellence, Performance and Satisfaction, a set of actions aimed at:

- Changing the service culture;
- Capturing the customer's voice, with the implementation of NPS (Net Promoter Score) in the network;
- Continuous improvement of processes, with the implementation of lean six sigma in operational lines;
- Alignment of employees with Santander's unique culture.

Customer loyalty:

All these factors were key to a more positive dynamics of our business and a 13.8% growth in our base of loyal customers, which totaled 3.7 million.

Clients[1] | in millions

Loyal
13.8%
3.2
3.6
3.7
Mar/16
Dec/16
Mar/17
Digital
36.2%
5.0
6.4
6.9
Mar/16
Dec/16
Mar/17
Active
4.0%
19.5
20.1
20.3
Mar/16
Dec/16
Mar/17

[1] Since 1Q17 includes customers from Olé Consignado and rules reviewing of active and loyalty customers to fit our commercial model.

“We are an organization focused on
 creating value for our customers and,
 based on their continued support, we
 grow in a sustainable manner”

Executive Summary

RESULTS

In the first quarter of 2017, we achieved our highest profitability in the last 5 years, thanks to, on one hand, higher revenue generation in retail, as a result of commercial innovations allied to increased customer loyalty and, on the other, cost discipline combined with preventive risk management. The recurrence of our results underlines our commitment to building a customer-centric business model, with a focus on organic growth and higher profitability.

Managerial net profit

totaled R$ 2,280 million in the first quarter of 2017, reaching the highest level in our history, with 37.3% growth in twelve months and 14.7% in the quarter. We delivered sustainable and recurring growth in net income in 12 of the last 13 quarters.

Total revenues

amounted to R$ 12,577 million in the first quarter of 2017, rising 18.8% in twelve months (or R$ 1,994 million) and 8.7% in three months.

Net interest income reached R$ 8,868 million in the first quarter of the year, growing 16.7% in twelve months and 13.3% in the quarter, mainly due to higher revenues from market activities and funding from clients. Funding continued to show substantial growth as consequence of the liability management plan started in 2016. In the quarter, the credit margin increased by 0.5%, owing to a higher average volume.

Fees totaled R$ 3,709 million, up 24.3% in twelve months, influenced by growth in card commissions and current account service fees, reflecting the expansion in our base of loyal customers and greater transactionality. In the quarter, these revenues decreased by 0.8%, impacted by the seasonality of cards and insurance in the period.

Performance indicators

The return on average equity (ROAE), adjusted for goodwill, reached 15.9% in the first quarter of 2017, advancing 330bps in twelve months and 200bps in three months.

This increase demonstrates our operating leverage capacity, given the higher revenues driven by the faster speed of innovations.

Allowance for loan losses

reached R$ 2,264 million, down 6.6% in twelve months (or R$ 160 million). This evolution reflects our preventive risk management, with deeper knowledge of the customer life cycle. Our model has shown positive results, keeping the quality indicators of the loan portfolio under control.

In the quarter, the result decreased by 15.5% primarily because of a write-off related to a specific case in the corporate segment.

General expenses

came to R$ 4,629 million in the first quarter of 2017, up 7.1% in twelve months (or R$ 308 million) and down 4.2% in three months. The year-over-year increase in these expenses was mostly driven by higher administrative and personnel expenses.

The efficiency ratio was 44.9% in the first quarter of 2017, the best level of the last 5 years. The ratio decreased by 540bps in twelve months and 440bps in three months, reflecting our focus on revenue growth and cost control. Thus, we are more efficient, concentrated on offering the best experience to our clients and higher return to our shareholders.

BALANCE SHEET AND INDICATORS

The total loan portfolio

amounted to R$ 257,169 million in March 2017, an increase of 3.6% in twelve months and 0.1% in three months (or growth of 5.2% YoY and 0.5% QoQ, disregarding the foreign exchange fluctuation effect), exceeding the market growth, despite a challenging economic environment.

The expanded loan portfolio reached R$ 325,426 million, up 4.3% in twelve months and 0.8% in three months (or growth of 5.6% YoY and 1.1% QoQ, disregarding the foreign exchange fluctuation effect).

Loans to individuals totaled R$ 93,986 million at the end of March 2017, rising 9.8% in twelve months, driven by credit cards and payroll loans. In three months, loans to individuals grew 2.8%.

The consumer finance portfolio stood at R$ 35,779 million at the end of March 2017, advancing 9.4% in twelve months and 2.9% in three months, above the market growth. The evolution of the portfolio already reflects the increase in our sales, primarily due to our digital platform.

The SME portfolio totaled R$ 32,511 million in March 2017, down 4.6% in twelve months and 0.9% in three months.

The corporate loan portfolio came to R$ 94,892 million, a decrease of 1.1% in twelve months and 3.1% in three months (or growth of 2.7% YoY and a 2.2% decline QoQ, disregarding the foreign exchange fluctuation effect).

Funding from clients

reached R$ 300,678 million in March 2017, climbing 6.2% in twelve months and 0.8% in three months, driven by time deposits, debentures and LCI/LCA.

Total funding, which includes, among others, funding from clients and funds, was R$ 553,090 million, up 7.9% in twelve months and 0.2% in three months.

Total equity

excluding R$ 1,703 million related to the goodwill balance, was R$ 58,994 million at the end of March 2017, up 8.4% in twelve months and 6.1% in the quarter.

Quality indicators

The over-90-day delinquency ratio reached 2.9%, falling 40bps in twelve months and 50bps in three months. The reduction in the ratio was influenced by a write-off related to a specific case in the corporate segment that occurred this quarter and by the evolution of our risk model over the last few years.

The BIS ratio stood at 15.8% in March 2017, decreasing 60bps over the same period of the previous year and 50bps relative to March 2016.

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS¹	1Q17	1Q16	Var.	4Q16	Var.
(R$ million)			1Q17x1Q16		1Q17x4Q16

Net Interest Income	8,868	7,598	16.7%	7,825	13.3%
Allowance for Loan Losses	(2,264)	(2,424)	-6.6%	(2,680)	-15.5%
Net Interest Income after Loan Losses	6,604	5,174	27.6%	5,145	28.3%
Fee and commission income	3,709	2,984	24.3%	3,740	-0.8%
General Expenses	(4,629)	(4,321)	7.1%	(4,831)	-4.2%
Personnel Expenses + Profit Sharing	(2,200)	(2,107)	4.4%	(2,397)	-8.2%
Administrative Expenses²	(2,429)	(2,214)	9.7%	(2,434)	-0.2%
Tax Expenses	(906)	(804)	12.6%	(899)	0.8%
Investments in Affiliates and Subsidiaries	5	2	n.a.	2	n.a.
Other Operating Income/Expenses	(1,372)	(1,197)	14.7%	(860)	59.6%
Operating Income	3,411	1,838	85.6%	2,298	48.4%
Non Operating Income	(68)	26	n.a.	(5)	n.a.
Net Profit before Tax	3,343	1,863	79.4%	2,293	45.8%
Income Tax and Social Contribution	(973)	(205)	n.a.	(325)	n.a.
Minority Interest	(90)	1	n.a.	21	n.a.
Net Profit	2,280	1,660	37.3%	1,989	14.7%

¹ Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on pages 30 and 31.
² Administrative expenses exclude 100% of the goodwill amortization expense.

Net interest income totaled R$ 8,868 million in the first quarter of 2017, growing 16.7% in twelve months (or R$ 1,270 million) and 13.3% in three months.

Revenues from loan operations advanced 5.6% in twelve months and 0.5% in three months. The year-over-year increase in revenues mostly reflects the higher average spread of the loan portfolio. In the quarter, the revenue growth is associated with an increase in the average volume. Deposit revenue climbed 54.3% in twelve months and 12.1% in three months. The good performance in both periods is a result of the liability management plan, as previously mentioned.

The "Others" interest income, which considers the result of the structural gap in the balance sheet interest rate and activities with treasury clients, among others, grew 37.6% in twelve months and 65.2% in three months. The increase in both periods is explained by stronger gains from market activities.

NET INTEREST INCOME	1Q17	1Q16	Var. 1Q17x1Q16	4Q16	Var. 1Q17x4Q16
(R$ million)

Net Interest Income	8,868	7,598	16.7%	7,825	13.3%
Loan	5,590	5,293	5.6%	5,561	0.5%
Average volume	252,657	251,473	0.5%	249,059	1.4%
Spread (Annualized)	8.9%	8.4%	42 bps	8.9%	1 bps
Funding	977	633	54.3%	871	12.1%
Average volume	234,831	218,153	7.6%	224,459	4.6%
Spread (Annualized)	1.7%	1.2%	52 bps	1.6%	14 bps
Others¹	2,302	1,673	37.6%	1,393	65.2%
¹ Including other margins and the result from financial transactions.

Revenues from banking services and fees totaled R$ 3,709 million in the first quarter of 2017, reaching the highest level of fees for a first quarter, largely explained by the dynamics of our business. In twelve months, these revenues rose 24.3% (or R$ 725 million), due to credit cards and current account services, reflected in the higher number of loyal customer and increased transactionality. In the quarter, total revenues decreased by 0.8%, mostly attributed to card and insurance products, given the typical seasonality of the period.

Card fees amounted to R$ 1,154 million, growing 27.6% in twelve months, primarily owing to higher interchange revenues due to better transaction volumes. Compared with the previous quarter, these revenues fell by 3.2%, impacted by the effect of seasonality in the period.

Current account service fees came to R$ 654 million, up 32.6% in twelve months and 6.2% in three months. The improvement in both periods was fueled by the increase in transactionality and the realignment of our products.

Insurance fees stood at R$ 588 million, rising 21.2% in twelve months. Relative to the previous quarter, these revenues were 14.5% lower, affected by the seasonal effect of policy renewals, which are generally concentrated in the fourth quarter of the year.

Asset management fees amounted to R$ 263 million, advancing 5.9% in twelve months. In the quarter, these revenues declined by 1.0%, which was partially caused by a change in the mix of these revenues.

Brokerage and bond placement fees reached R$ 179 million, increasing 25.4% in twelve months and 23.0% in three months, mostly due to the good performance in capital markets.

FEES INCOME	1Q17	1Q16	Var.	4Q16	Var.
(R$ million)			1Q17x1Q16		1Q17x4Q16

Cards	1,154	904	27.6%	1,192	-3.2%
Insurance fees	588	485	21.2%	688	-14.5%
Current Account Services	654	493	32.6%	615	6.2%
Asset Management	263	248	5.9%	266	-1.0%
Lending Operations	370	338	9.6%	371	-0.3%
Collection Services	348	279	24.8%	330	5.6%
Securities Brokerage and Placement Services	179	143	25.4%	145	23.0%
Others	153	94	62.3%	132	15.7%
Total	3,709	2,984	24.3%	3,740	-0.8%

General expenses, including depreciation and amortization, came to R$ 4,629 million in the first quarter of 2017, registering growth of 7.1% (or R$ 308 million) in twelve months, influenced by higher administrative and personnel expenses. In the quarter, expenses fell by 4.2%, mainly owing to personnel expenses.	Depreciation and amortization expenses were R$ 490 million, increasing 19.1% in twelve months (or R$ 79 million) and 4.1% in three months, impacted by the normalization after the write-off of intangible assets occurred in previous periods.

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 4,139 million in the first quarter of 2017, growth of 5.9% in twelve months and 5.1% lower in three months.

Personnel expenses, including profit-sharing, amounted to R$ 2,200 million in the first quarter of 2017, rising 4.4% in twelve months (or R$ 93 million), given higher expenses with compensation and charges, mainly due to the collective bargaining agreement. In the quarter, these expenses declined by 8.2%, thanks to the impact of lump-sum bonus paid to employees occurred in the previous quarter following the collective agreement of 2016.

Administrative expenses, excluding depreciation and amortization, totaled R$ 1,938 million in the first quarter of 2017, growing 7.5% in twelve months (or R$ 136 million), affected by higher expenses with specialized technical and third-party services and data processing. In the quarter, these expenses fell by 1.2%, mostly owing to lower expenses with advertising, promotions and publicity.

The efficiency ratio reached 44.9% in the first quarter of 2017, improving 540bps in twelve months and 440bps in three months. The good performance stems from our efforts to grow more efficiently, focused on recurring revenue growth, influenced by our business strategy and cost control.

EXPENSES' BREAKDOWN	1Q17	1Q16	Var.	4Q16	Var.
(R$ million)			1Q17x1Q16		1Q17x4Q16

Outsourced and Specialized Services	631	543	16.3%	563	12.0%
Advertising, promotions and publicity	66	62	6.3%	163	-59.2%
Data processing	428	385	11.2%	433	-1.3%
Communications	110	122	-9.8%	124	-10.7%
Rentals	185	179	3.4%	192	-3.7%
Transport and Travel	42	59	-28.6%	49	-12.8%
Security and Surveillance	150	177	-15.4%	165	-9.4%
Maintenance	57	63	-9.1%	59	-3.8%
Financial System Services	68	61	12.9%	64	6.5%
Water, Electricity and Gas	50	63	-19.6%	45	10.9%
Material	13	18	-28.3%	17	-25.6%
Others	137	72	92.1%	88	56.3%
Subtotal	1,938	1,803	7.5%	1,963	-1.2%
Depreciation and Amortization1	490	412	19.1%	471	4.1%
Total Administrative Expenses	2,429	2,214	9.7%	2,434	-0.2%
Compensation²	1,426	1,358	5.0%	1,570	-9.1%
Charges	401	380	5.5%	452	-11.4%
Benefits	355	368	-3.4%	375	-5.2%
Training	9	15	-41.7%	17	-47.0%
Others	9	(14)	-165.1%	(16)	-156.6%
Total Personnel Expenses	2,200	2,107	4.4%	2,397	-8.2%

ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	4,139	3,909	5.9%	4,360	-5.1%

TOTAL GENERAL EXPENSES	4,629	4,321	7.1%	4,831	-4.2%

¹ Excluding 100% of the goodwill amortization expenses, which totaled R$ 456 million in 1Q17, R$ 451 million in 4Q16 and R$ 447 million in 1Q16.
² Including Profit-Sharing.

Allowance for loan losses totaled R$ 2,264 million in the first quarter of 2017, down 6.6% in twelve months (or R$ 160 million) and 15.5% in three months.

These reductions are mainly related to a write-off in a specific case in the corporate segment and to the positive results of our model, which was able to keep the quality indicators of the loan portfolio under control.

As of the first quarter of 2017, in accordance with CMN Resolution No. 4,512 and Brazilian Central Bank Circular Letter No. 3,782, we began to consolidate in loan-loss expenses, provisions for financial guarantees.

Other net operating revenue and expenses amounted to R$ 1,372 million in the first quarter of 2017.

OTHER OPERATING INCOME (EXPENSES)	1Q17	1Q16	Var.	4Q16	Var.
(R$ million)			1Q17x1Q16		1Q17x1Q16

Expenses from cards	(398)	(335)	18.9%	(319)	24.7%
Net Income from Capitalization	88	70	25.5%	89	-0.9%
Provisions for contingencies¹	(524)	(460)	13.8%	(263)	99.0%
Others	(539)	(472)	14.2%	(367)	46.9%
Other operating income (expenses)	(1,372)	(1,197)	14.7%	(860)	59.6%
¹ Including tax, civil and labor provisions.

Taxes totaled R$ 973 million in the first quarter of 2017, with an effective rate of 29.1%, increasing 1,820bps in twelve months and 1,480bps in three months. In the quarter, no amount was set aside for the payment of interest on capital (“IoC") and, furthermore, we had a higher taxable result.

Total assets reached R$ 713,517 million at the end of March 2017, advancing 6.7% in twelve months and 1.7% in three months. Total equity was R$ 60,698 million in the same period. Excluding the goodwill balance, total equity came to R$ 58,994 million.

ASSETS	Mar/17	Mar/16	Var.	Dec/16	Var.
(R$ million)			Mar/17xMar/16		Mar/17xDec/16

Current Assets and Long Term Assets	701,088	655,329	7.0%	688,673	1.8%
Cash and Cash Equivalents	5,405	5,463	-1.1%	5,723	-5.6%
Interbank Investments	52,642	51,481	2.3%	59,669	-11.8%
Money Market Investments	38,271	31,838	20.2%	47,479	-19.4%
Interbank Deposits	1,350	2,248	-40.0%	1,191	13.4%
Foreign Currency Investments	13,022	17,395	-25.1%	11,000	18.4%
Securities and Derivative Financial Instruments	166,131	151,377	9.7%	169,590	-2.0%
Own Portfolio	42,842	30,072	42.5%	60,041	-28.6%
Subject to Repurchase Commitments	73,180	82,498	-11.3%	70,175	4.3%
Posted to Central Bank of Brazil	2,634	6,712	-60.8%	3,045	-13.5%
Pledged in Guarantees	22,491	15,036	49.6%	12,250	83.6%
Others	24,984	17,059	46.5%	24,079	3.8%
Interbank Accounts	64,369	57,101	12.7%	62,900	2.3%
Lending Operations	240,629	232,145	3.7%	239,190	0.6%
Lending Operations	257,187	248,360	3.6%	256,898	0.1%
Lending Operations Related to Assignment	526	181	191.1%	624	-15.7%
(Allowance for Loan Losses)	(17,084)	(16,396)	4.2%	- 18,333	-6.8%
Others Receivables	169,123	154,830	9.2%	148,992	13.5%
Others Assets	2,788	2,932	-4.9%	2,609	6.9%
Permanent Assets	12,430	13,420	-7.4%	13,031	-4.6%
Investments	379	164	130.8%	178	113.4%
Fixed Assets	7,238	6,915	4.7%	7,551	-4.1%
Intangibles	4,812	6,341	-24.1%	5,303	-9.2%
Goodwill	1,703	3,625	-53.0%	2,174	-21.6%
Others Assets	3,109	2,717	14.5%	3,129	-0.6%
Total Assets	713,517	668,750	6.7%	701,705	1.7%

Total Assets (excluding goodwill)	711,814	665,125	7.0%	699,531	1.8%

LIABILITIES	Mar/17	Mar/16	Var.	Dec/16	Var.
(R$ million)			Mar/17xMar/16		Mar/17xDec/16

Current Liabilities and Long Term Liabilities	649,710	608,360	6.8%	640,843	1.4%
Deposits	148,012	136,947	8.1%	145,705	1.6%
Demand Deposits	14,824	14,491	2.3%	16,006	-7.4%
Savings Deposits	36,114	34,964	3.3%	36,051	0.2%
Interbank Deposits	2,262	2,444	-7.5%	3,122	-27.6%
Time Deposits	94,813	85,048	11.5%	90,525	4.7%
Money Market Funding	160,419	148,702	7.9%	160,924	-0.3%
Own Portfolio	131,591	121,355	8.4%	123,578	6.5%
Third Parties	971	5,672	-82.9%	5,795	-83.2%
Free Portfolio	27,856	21,675	28.5%	31,551	-11.7%
Funds from Acceptance and Issuance of Securities	95,009	96,863	-1.9%	105,170	-9.7%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	89,096	88,553	0.6%	95,122	-6.3%
Funding from Certificates of Structured Operations	1,270	899	41.2%	1,236	2.8%
Securities Issued Abroad	3,494	6,443	-45.8%	7,722	-54.8%
Others	1,149	968	18.8%	1,090	5.4%
Interbank Accounts	1,390	1,276	9.0%	44	n.a.
Interbranch Accounts	2,210	2,397	-7.8%	3,887	-43.1%
Borrowings	28,040	32,127	-12.7%	30,600	-8.4%
Domestic Onlendings - Official Institutions	16,772	16,082	4.3%	16,803	-0.2%
Derivative Financial Instruments	21,794	14,297	52.4%	19,945	9.3%
Other Payables	176,064	159,669	10.3%	157,766	11.6%
Deferred Income	543	409	32.7%	565	-3.9%
Minority Interest	2,566	1,928	33.1%	2,526	1.6%
Equity	60,698	58,053	4.6%	57,772	5.1%
Total Liabilities	713,517	668,750	6.7%	701,705	1.7%

Equity (excluding goodwill)	58,994	54,428	8.4%	55,598	6.1%

Total securities amounted to R$ 166,131 million at the end of March 2017, rising 9.7% in twelve months – mainly due to an increase in government bonds and financial instruments – and declining 2.0% in three months.

SECURITIES	Mar/17	Mar/16	Var.	Dec/16	Var.
(R$ million)			Mar/17xMar/16		Mar/17xDec/16
Public securities	122,479	116,536	5.1%	124,965	-2.0%
Private securities	18,672	17,785	5.0%	20,549	-9.1%
Financial instruments	24,981	17,056	46.5%	24,076	3.8%
Total	166,131	151,377	9.7%	169,590	-2.0%

The loan portfolio totaled R$ 257,169 million at the end of March 2017, growing 3.6% in twelve months (or R$ 8,898 million) and 0.1% in three months. In twelve months, the BRL fluctuation against the USD impacted the foreign currency loan portfolio, which also includes dollar-indexed transactions. Therefore, disregarding the impact of the exchange rate fluctuation, the total loan portfolio would have grown 5.2%.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 31,790 million at the end of March 2017, declining 21.9% in comparison with the balance of R$ 40,711 million in March 2016 and 7.5% relative to the balance of R$ 34,352 million in December 2016.

The year-over-year growth in the loan portfolio was primarily driven by individuals' portfolios, with credit card alongside payroll loans as the highlights, and consumer finance, as a result of our commercial strategy. The corporate portfolio decreased by 1.1% in twelve months and 3.1% in three months, given a write-off related to a specific case.

In the first quarter of 2017, the corporate portfolio accounted for 37% of the total portfolio, a reduction of 200bps in twelve months. The individuals’ portfolio represented 37% of the total portfolio, an increase of 300bps in twelve months, mostly influenced by our commercial strategy. Meanwhile, the consumer finance portfolio accounted for 14%, up 100bps.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Mar/17	Mar/16	Var.	Dec/16	Var.
(R$ million)			Mar/17xMar/16		Mar/17xDec/16

Individuals	93,986	85,593	9.8%	91,414	2.8%
Consumer Finance	35,779	32,708	9.4%	34,777	2.9%
SMEs	32,511	34,064	-4.6%	32,799	-0.9%
Corporate	94,892	95,906	-1.1%	97,893	-3.1%
Total portfolio	257,169	248,271	3.6%	256,883	0.1%
Other credit related transactions¹	68,257	63,747	7.1%	65,900	3.6%
Total expanded credit portfolio	325,426	312,018	4.3%	322,783	0.8%

In light of changes of customers turnover, we reclassified the loan portfolio between SMEs and Corporate segments. Meanwhile, we also have changed the 2016 information in order to give better comparison.

1 - Includes debenture, FIDC, CRI , floating rate notes, promissory notes, acquiring activities related assets and guarantees.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activities related assets and guarantees, totaled R$ 325,426 million at the end of March 2017, growing 4.3% in twelve months (or R$ 13,408 million) and 0.8% in three months. Excluding the impact of exchange rate fluctuation, the expanded loan portfolio would have increased by 5.6% in twelve months.

Loans to individuals amounted to R$ 93,986 million at the end of March 2017, expanding 9.8% (or R$ 8,393 million) in twelve months and 2.8% in three months. The products that explain the portfolio growth in twelve months are credit card and payroll loans.

The payroll loans portfolio reached R$ 20,469 million, an increase of 31.7% in twelve months (or R$ 4,932 million) and 9.2% in three months.

The card portfolio ended the period at R$ 20,320 million, advancing 11.7% in twelve months (or R$ 2,133 million) and declining 1.7% in three months.

The balance of mortgage loans was R$ 27,059 million, rising 2.0% in twelve months (or R$ 532 million) and down 0.3% in three months.

The consumer finance portfolio, which is originated outside the branch network, totaled R$ 35,779 million at the end of March 2017, growing 9.4% in twelve months (or R$ 3,070 million) and 2.9% in three months. Of the total in this portfolio, R$ 29,642 million refers to vehicle financing for individuals.

The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks) as well as by Santander's branch network, showed growth of 6.5% in twelve months and 4.2% in three months, totaling R$ 31,465 million at the end of March 2017. It should be noted that the portfolio growth this quarter already reflects the increase in our sales, thanks to our digital platform "+ Negócios".

With "+ Negócios", Santander Financiamentos' sales platform started to operate under a digital model, providing a better experience for our clients, especially at the moment of securing a financing. This platform made us the first choice for car dealers. On top of that, we continue to strengthen our offering and positioning with complete solutions through Webmotors (leading vehicle advertisement portal) and AutoCompara (a web-based tool that allows customers to compare car insurance quotes and acquire insurance from different insurers).

The Corporate & SME loan portfolio stood at R$ 127,404 million at the end of March 2017, down 2.0% in twelve months (or R$ 2,566 million) and 2.5% in three months.

The corporate loan portfolio came to R$ 94,892 million, declining 1.1% (or R$ 1,013 million) in twelve months and 3.1% in three months. It should be noted that the portfolio was impacted by a write-off related to a specific case and by the effect of the exchange rate fluctuation. Excluding the effect of the latter, the portfolio would have increased by 2.7% in twelve months and decreased by 2.2% in three months.

The volume of loans to the SME segment was R$ 32,511 million, down 4.6% (or R$ 1,552 million) in twelve months and 0.9% in three months. In line with our commercial strategy, we continue to expand our offering of products for this segment with the goal of increasing customer loyalty.

MANAGERIAL BREAKDOWN OF CREDIT	Mar/17	Mar/16	Var.	Dec/16	Var.
PORTFOLIO BY PRODUCT (R$ million)			Mar/17xMar/16		Mar/17xDec/16

Individuals
Leasing / Auto Loans¹	1,823	2,280	-20.0%	1,875	-2.8%
Credit Card	20,320	18,187	11.7%	20,677	-1.7%
Payroll Loans	20,469	15,537	31.7%	18,745	9.2%
Mortgages	27,059	26,527	2.0%	27,153	-0.3%
Agricultural Loans	3,860	3,593	7.4%	3,427	12.6%
Personal Loans / Others	20,456	19,469	5.1%	19,537	4.7%
Total Individuals	93,986	85,593	9.8%	91,414	2.8%
Consumer Finance	35,779	32,708	9.4%	34,777	2.9%
Corporate and SMEs
Leasing / Auto Loans	2,737	2,833	-3.4%	2,783	-1.6%
Real Estate	8,808	10,605	-16.9%	9,337	-5.7%
Trade Finance	22,815	18,917	20.6%	20,339	12.2%
On-lending	33,424	16,615	101.2%	12,891	159.3%
Agricultural Loans	6,772	2,761	145.3%	5,531	22.4%
Working capital / Others	52,848	78,239	-32.5%	79,810	-33.8%
Total Corporate and SMEs	127,404	129,969	-2.0%	130,692	-2.5%

Total Credit	257,169	248,272	3.6%	256,883	0.1%
Other Credit Risk Transactions with clients2	68,257	63,747	7.1%	65,900	3.6%

Total Expanded Credit Portfolio	325,426	312,019	4.3%	322,783	0.8%

¹ Including consumer finance, the auto loan portfolio for individuals totaled R$ 31,465 million in Mar/17, R$ 30,196 million in Dec/16 and R$ 29,543 million in Mar/16.

² Including debentures, FIDC, CRI, promissory notes, floating rate notes, acquiring-activities related assets and guarantees.

The balance of allowance for loan losses amounted to R$ 17,084 million at the end of March 2017, meaning a 4.2% rise in twelve months. Compared to the previous quarter, there was a decrease of 6.8%, attributed to a specific case in the corporate segment, whose was written-off as loss in the period.

The coverage ratio reached 229% at the end of March 2017, advancing 1,730bps in twelve months and 2,920bps in three months.

Loan renegotiations came to R$ 13,172 million at the end of March 2017, rising 1.7% in twelve months. These operations include loan agreements that were renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past. On a quarterly comparison, the renegotiated portfolio fell by 2.4%.

At the end of March, the coverage ratio of these loans with delays greater than 90 days reached 57.9%, a level considered adequate for these operations.

RENEGOTIATED PORTFOLIO	Mar/17	Mar/16	Var.	Dec/16	Var.
(R$ million)			Mar/17xMar/16		Mar/17xDec/16

Renegotiated Portfolio	13,172	12,946	1.7%	13,497	-2.4%
Allowance for loan losses over renegotiated portfolio	(7,631)	(7,234)	5.5%	(7,851)	-2.8%
Coverage	57.9%	55.9%	200bps	58.2%	-30bps

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segment.

At the end of March 2017, portfolios rated "AA" and "A" accounted for 74% of the total loan portfolio.

NPL Formation, calculated based on the balance of credit operations that are delinquent for over 90 days, the balance of the renegotiated portfolio and the balance of the portfolio written-off as loss in the quarter, reached R$ 2,748 million, 9.3% lower in twelve months and 3.8% in three months, attesting to the quality of the portfolio. The ratio between NPL Formation and the loan portfolio in the quarter was 1.1%, falling 10bps in twelve months and remaining stable relative to the previous quarter.

Note: NPL Formation is obtained from the change in balance of the portfolio delinquent over 90 days and the portfolio under negotiation, disregarding the portfolio written-off as loss in the period.

The over-90-day delinquency ratio reached, at the end of March 2017, 2.9% of the total loan portfolio, declining 40bps in twelve months and 50bps in three months. These changes were influenced by the evolution of our risk model during the last few years.

The delinquency ratio in the individuals’ segment was 4.0%, down 70bps in twelve months and 10bps in three months. In the corporate & SME segment, the over-90-day delinquency ratio came to 1.9%, falling 20bps in twelve months and 80bps in three months, mainly owing to a write-off related to a specific case this quarter, as well as the improvement in the quality of the portfolio.

.

The 15-to-90-day delinquency ratio stood at 5.5% at the end of March 2017, rising 70bps in twelve months and 120bps in three months. The increase in the quarter is partially related to the typical seasonality of the period in the individuals' segment.

Delinquency among individuals decreased by 10bps in twelve months and increased by 80bps in three months, reaching 6.9%. In the corporate & SME segment, the ratio advanced 130bps in twelve months and 150bps in three months, to 4.3%.

FUNDING	Mar/17	Mar/16	Var.	Dec/16	Var.
(R$ million)			Mar/17xMar/16		Mar/17xDec/16

Demand deposits	14,824	14,491	2.3%	16,006	-7.4%
Saving deposits	36,114	34,964	3.3%	36,051	0.2%
Time deposits	94,813	85,048	11.5%	90,525	4.7%
Debenture/LCI/LCA¹	96,261	86,486	11.3%	90,426	6.5%
Financial Bills²	58,667	62,152	-5.6%	65,393	-10.3%
Funding from clients	300,678	283,141	6.2%	298,402	0.8%
¹ Repo operations backed by Debentures, Real Estate Credit Notes ("LCI") and Agricultural Credit Notes ("LCA").
² Including Certificates of Structured Operations ("COE").

Total customer funding amounted to R$ 300,678 million at the end of March 2017, growing 6.2% in twelve months (or R$ 17,537 million) and 0.8% in three months. These changes were influenced by funding from time deposits and debentures/LCI/LCA.

FUNDING VS. CREDIT	Mar/17	Mar/16	Var.	Dec/16	Var.
(R$ million)			Mar/17xMar/16		Mar/17xDec/16

Funding from clients (A)	300,678	283,141	6.2%	298,402	0.8%
(-) Reserve Requirements	(61,751)	(55,555)	11.2%	(61,199)	0.9%
Funding Net of Reserve Requirements	238,927	227,586	5.0%	237,204	0.7%
Borrowing and Onlendings	17,212	16,154	6.5%	17,249	-0.2%
Subordinated Debts	8,495	17,380	-51.1%	8,781	-3.3%
Offshore Funding	31,095	38,498	-19.2%	37,876	-17.9%
Total Funding (B)	295,728	299,618	-1.3%	301,110	-1.8%
Assets under management¹	257,362	213,191	20.7%	251,042	2.5%
Total Funding and Asset under management	553,090	512,809	7.9%	552,152	0.2%
Total Credit (C)	257,169	248,271	3.6%	256,883	0.1%
C / B (%)	87.0%	82.9%		85.3%

C / A (%)	85.5%	87.7%		86.1%

¹ According to ANBIMA criteria.

The loan portfolio to customer funding ratio came to 85.5% at the end of March 2017, declining 220bps in twelve months and 60bps in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 87.0% in March 2017, advancing 410bps in twelve months and 170bps in three months.

The Bank is in a comfortable liquidity situation, with stable funding sources and an adequate funding structure.

The BIS ratio reached 15.8% at the end of March 2017, down 60 bps in twelve months and 50bps in three months, 530bps higher than the sum of the minimum Regulatory Capital and Capital Conservation requirements.

CET1 stood at 13.7%, falling 20bps in twelve months and 30bps in three months.

The twelve-month change in the ratio is largely explained by the RWA increase in Market and Operating Risk, partially offset by the Increase of reference equity.

It is important to note that, as of January 2017, in accordance with CMN Resolution No. 4,193/2013, the capital requirement was altered from 9.875% to 9.250% + conservation capital of 1.250%, totaling 10.5%. For Tier I Capital it is at 7.250%, while for CET1 it is at 5.750%.

OWN RESOURCES AND BIS	Mar/17	Mar/16	Var.	Dec/16	Var.
(R$ million)			Mar/17xMar/16		Mar/17xDec/16

Tier I Regulatory Capital	57,773	54,005	7.0%	56,264	2.7%
CET1	53,761	49,498	8.6%	52,137	3.1%
Additional Tier I	4,012	4,507	-11.0%	4,127	-2.8%
Tier II Regulatory Capital	4,098	4,667	-12.2%	4,281	-4.3%
Adjusted Regulatory Capital (Tier I and II)	61,871	58,672	5.5%	60,545	2.2%
Risk Weighted Assets (RWA)	392,503	357,112	9.9%	371,337	5.7%
Required Regulatory Capital	36,306	35,265	3.0%	36,670	-1.0%
Adjusted Credit Risk Capital requirement	29,162	30,566	-4.6%	31,310	-6.9%
Market Risk Capital requirement	4,192	3,042	37.8%	2,389	75.5%
Operational Risk Capital requirement	2,952	1,657	78.2%	2,971	-0.6%
Basel Ratio	15.76%	16.43%	-60bps	16.30%	-50bps
Tier I	14.72%	15.12%	-40bps	15.05%	-30bps
CET1	13.70%	13.86%	-20bps	14.04%	-30bps
Tier II	1.14%	1.31%	-20bps	1.15%	0bps

Corporate Governance

Santander Brasil has a free float of 10.6% and is currently listed on the traditional segment of the São Paulo Stock Exchange (Bolsa de Valores, Mercadorias e Futuros S.A. – BM&FBovespa). The Bank adopts the best practices in corporate governance, such as holding periodic meetings with the market, disclosing information on its Investor Relations website, Board of Directors comprised of 50% independent members, among others.

Ownership Structure

Santander’s ownership structure, as of March 31st, 2017:

OWNERSHIP STRUCTURE	Common shares	%	Preferred shares	%	Total share capital	Total
	(thousand)		(thousand)		(thousand)%

Santander Group ¹	3,444,228	89.4%	3,277,565	88.3%	6,721,793	88.9%
Treasury Shares	21,486	0.6%	21,486	0.6%	42,972	0.6%
Free Float	385,257	10.0%	413,061	11.1%	798,318	10.6%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,082	100.0%

¹ Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as the shares owned by Management.

Stock Performance

SANB11	1Q17	1Q16	Var.	4Q16	Var.
			1Q17x1Q16		1Q17x4Q16

Earnings (annualized) per unit (R$)	2.43	1.77	37.3%	2.12	14.5%
Dividend + Interest on capital per unit¹ (R$)	0.00	0.00	n.a.	1.26	n.a.
Closing price (R$)[1]	27.7	17.0	63.1%	29.5	-6.4%
Book Value per unit (R$)[2]	15.7	14.5	8.4%	14.8	6.0%
Market Capitalization (R$ bi)[3]	104.0	63.7	63.1%	110.9	-6.3%

¹ Closing price refers to the historical value.
² Book Value excludes goodwill.
³ Market Capitalization: Total Units (Unit = 1 ON + 1 PN) x Unit closing price on March 31st, 2017.

¹ Stock Swap Offer completed on October 30th, 2014

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

	Global Scale				Domestic Scale

Ratings	Local Currency		Foreign Currency		Domestic
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Standard & Poor’s (outlook)	BB (negative)	B	BB (negative)	B	brAA- (negative)	brA-1

Moody's (outlook)	Ba1 (negativa)	NP	Ba3 (negative)	NP	Aaa.br	Br-1

Ratings assigned according to reports published by the Rating Agencies.

Balance Sheet

ASSETS	Mar/17	Dec/16	Sep/16	Jun/16	Mar/16
(R$ million)

Current Assets and Long Term Assets	701,088	688,673	647,837	642,337	655,329
Cash and Cash Equivalents	5,405	5,723	6,089	5,209	5,463
Interbank Investments	52,642	59,669	63,960	64,278	51,481
Money Market Investments	38,271	47,479	57,407	47,349	31,838
Interbank Deposits	1,350	1,191	1,596	2,446	2,248
Foreign Currency Investments	13,022	11,000	4,957	14,482	17,395
Securities and Derivative Financial Instrument	166,131	169,590	153,135	149,988	151,377
Own Portfolio	42,842	60,041	62,315	42,820	30,072
Subject to Repurchase Commitments	73,180	70,175	55,444	65,301	82,498
Posted to Central Bank of Brazil	2,634	3,045	3,826	4,432	6,712
Pledged in Guarantees	22,491	12,250	11,992	14,032	15,036
Others	24,984	24,079	19,557	23,402	17,059
Interbank Accounts	64,369	62,900	64,573	61,478	57,101
Restricted Deposits:	61,920	61,368	62,641	59,667	55,724
-Central Bank of Brazil	61,751	61,199	62,472	59,499	55,555
-National Housing System	169	170	169	168	169
Others	2,449	1,532	1,933	1,810	1,376
Lending Operations	240,629	239,190	230,780	227,906	232,145
Lending Operations	257,187	256,898	247,322	244,290	248,360
Lending Operations Related to Assignment	526	624	738	162	181
(Allowance for Loan Losses)	- 17,084	- 18,333	- 17,280	- 16,546	- 16,396
Other Receivables	169,123	148,992	126,839	130,637	154,830
Foreign Exchange Portfolio	108,323	87,044	69,315	70,859	93,784
Tax Credits	26,490	26,767	27,828	26,701	30,085
Others	34,309	35,181	29,697	33,077	30,961
Others Assets	2,788	2,609	2,461	2,842	2,932
Permanent Assets	12,430	13,031	13,349	12,857	13,420
Investments	379	178	182	164	164
Fixed Assets	7,238	7,551	7,612	6,825	6,915
Intangibles	4,812	5,303	5,555	5,868	6,341
Goodwill	1,703	2,174	2,625	3,071	3,625
Other Assets	3,109	3,129	2,930	2,797	2,717
Total Assets	713,517	701,705	661,186	655,194	668,750

Total Assets (excluding goodwill)	711,814	699,531	658,561	652,123	665,125

LIABILITIES	Mar/17	Dec/16	Sep/16	Jun/16	Mar/16
(R$ million)

Current Liabilities and Long Term Liabilities	649,710	640,843	597,106	593,035	608,360
Deposits	148,012	145,705	140,865	134,548	136,947
Demand Deposits	14,824	16,006	15,452	14,917	14,491
Savings Deposits	36,114	36,051	34,764	34,517	34,964
Interbank Deposits	2,262	3,122	3,162	2,601	2,444
Time Deposits	94,813	90,525	87,483	82,513	85,048
Money Market Funding	160,419	160,924	152,403	152,759	148,702
Own Portfolio	131,591	123,578	107,834	120,342	121,355
Third Parties	971	5,795	17,347	6,424	5,672
Free Portfolio	27,856	31,551	27,221	25,992	21,675
Funds from Acceptance and Issuance of Securities	95,009	105,170	104,295	100,247	96,863
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	89,096	95,122	95,322	92,611	88,553
Funding from Certificates of Structured Operations	1,270	1,236	1,110	980	899
Securities Issued Abroad	3,494	7,722	6,791	5,732	6,443
Others	1,149	1,090	1,072	923	968
Interbank Accounts	1,390	44	1,729	1,651	1,276
Interbranch Accounts	2,210	3,887	3,048	2,443	2,397
Borrowings	28,040	30,600	29,283	27,645	32,127
Domestic Onlendings - Official Institutions	16,772	16,803	16,615	15,934	16,082
National Economic and Social Development Bank (BNDES)	9,715	9,423	9,014	8,129	7,900
National Equipment Financing Authority (FINAME)	6,765	7,041	7,259	7,543	7,892
Other Institutions	292	339	342	262	289
Derivative Financial Instruments	21,794	19,945	15,020	18,049	14,297
Other Payables	176,064	157,766	133,850	139,760	159,669
Foreign Exchange Portfolio	107,967	86,753	69,235	66,533	88,552
Tax and Social Security	12,170	11,594	11,916	11,863	11,705
Subordinated Debts	481	466	454	8,675	8,379
Debt Instruments Eligible to Compose Capital	8,014	8,315	8,209	8,188	9,001
Others	47,433	50,638	44,037	44,502	42,032
Deferred Income	543	565	565	372	409
Minority Interest	2,566	2,526	2,194	1,938	1,928
Equity	60,698	57,772	61,321	59,850	58,053
Total Liabilities	713,517	701,705	661,186	655,194	668,750

Equity (excluding goodwill)	58,994	55,598	58,695	56,779	54,428

On January 1st, 2017, CMN Resolution No. 4,517 of August 24th, 2016 went into effect, establishing the equity method of accounting for equity interests in jointly controlled companies. Therefore, for better comparability, we have reclassified our accounting information for the year 2016, as shown below:

ACCOUNTING PRO FORMA	1Q16	2Q16	3Q16	4Q16	2016
(R$ milhões)

Net Interest Income	11,134	11,972	8,655	8,273	40,033
Allowance for Loan Losses	(2,617)	(3,136)	(3,579)	(3,907)	(13,240)
Net Interest Income after Loan Losses	8,518	8,835	5,075	4,365	26,793
Fee and commission income	2,984	3,216	3,322	3,740	13,263
General Expenses	(4,768)	(4,790)	(4,884)	(5,283)	(19,725)
Personnel Expenses + Profit Sharing	(2,107)	(2,057)	(2,136)	(2,397)	(8,698)
Administrative Expenses	(2,661)	(2,733)	(2,748)	(2,885)	(11,027)
Tax Expenses	(1,140)	(1,167)	(782)	(903)	(3,991)
Investments in Affiliates and Subsidiaries	2	1	1	2	7
Other Operating Income/Expenses	(1,107)	(1,079)	(1,120)	(493)	(3,799)
Operating Profit	4,488	5,017	1,613	1,429	12,548
Non Operating Income	26	(5)	20	(455)	(414)
Net Profit before Tax	4,514	5,012	1,633	974	12,133
Income Tax and Social Contribution	(3,303)	(3,610)	(113)	542	(6,484)
Minority Interest	1	(55)	(85)	21	(117)
Net Profit	1,213	1,347	1,436	1,537	5,533

Controlled companies accounted for by the equity method of accounting: Cibrasec Companhia Brasileira de Securitização, Norchem Participaçao e Consultoria S/A, Estruturadora Brasileira de Projetos S/A, Campo Grande Empreendimentos, WebmotorsS/A, PSA Corretora de Seguros e Serviços Ltda e Tecban-Tecnologia BancáriaS/A and controlled companies.

Managerial Financial Statement Summary

For the 2016 period, the managerial financial statement below includes the accounting reclassifications mentioned on page 28.

MANAGERIAL FINANCIAL STATEMENT¹	1Q16	2Q16	3Q16	4Q16	2016	1Q17
(R$ million)
Net Interest Income	7,598	7,807	8,266	7,825	31,497	8,868
Allowance for Loan Losses	(2,424)	(2,515)	(2,837)	(2,680)	(10,456)	(2,264)
Net Interest Income after Loan Losses	5,174	5,292	5,430	5,145	21,041	6,604
Fee and commission income	2,984	3,216	3,322	3,740	13,263	3,709
General Expenses	(4,321)	(4,331)	(4,436)	(4,831)	(17,919)	(4,629)
Personnel Expenses + Profit Sharing	(2,107)	(2,057)	(2,136)	(2,397)	(8,698)	(2,200)
Administrative Expenses²	(2,214)	(2,274)	(2,300)	(2,434)	(9,222)	(2,429)
Tax Expenses	(804)	(810)	(822)	(899)	(3,335)	(906)
Investments in Affiliates and Subsidiaries	2	1	1	2	7	5
Other Operating Income/Expenses	(1,197)	(1,184)	(1,065)	(860)	(4,306)	(1,372)
Operating Profit	1,838	2,184	2,430	2,298	8,750	3,411
Non Operating Income	26	(5)	20	(5)	36	(68)
Net Profit before Tax	1,863	2,179	2,450	2,293	8,785	3,343
Income Tax and Social Contribution	(205)	(319)	(482)	(325)	(1,330)	(973)
Minority Interest	1	(55)	(85)	21	(117)	(90)
Net Profit	1,660	1,806	1,884	1,989	7,339	2,280

¹ Excluding 100% of the goodwill amortization expense, the tax hedge effect and other adjustments, as stated on pages 30 and 31.
² Administrative expenses exclude 100% of the goodwill amortization expense.

Under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure on the tax line. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this exposure on the tax lines.

EXCHANGE HEDGE	1Q16	2Q16	3Q16	4Q16	2016	1Q17
(R$ million)

Net Interest Income	3,434	3,648	(409)	41	41	967
Tax Expenses	(336)	(357)	40	(4)	(4)	95
Income Tax	(3,098)	(3,292)	369	(37)	(37)	(872)

Accounting and Managerial Results Reconciliation

For a better understanding of BR GAAP results, the reconciliation between the accounting result and the managerial result is presented below. It should be clarified that these adjustments, except for the amortization of goodwill and non-recurring items, have no effect on net profit.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	1Q17	Reclassifications					Other Events⁵	1Q17
	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation [4]	Extraordinary	Managerial

NET INTEREST INCOME	10,541	(967)	(789)	-	-	83	-	8,868
Allowance for Loan Losses	(3,020)	-	839	-	-	(83)	-	(2,264)
NET INTEREST INCOME AFTER LOAN LOSSES	7,521	(967)	50	-	-	-	-	6,604
Fee and commission income	3,709	-	-	-	-	-	-	3,709
General Expenses	(4,765)	-	-	456	(319)	-	-	(4,629)
Personnel Expenses + Profit Sharing	(1,881)	-	-	-	(319)	-	-	(2,200)
Administrative Expenses	(2,884)	-	-	456	-	-	-	(2,429)
Tax Expenses	(1,000)	95	-	-	-	-	-	(906)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	-	-	5
Other Operating Income/Expenses	(1,323)	-	(50)	-	-	-	-	(1,372)
OPERATING INCOME	4,147	(872)	-	456	(319)	-	-	3,411
Non Operating Income	(68)	-	-	-	-	-	-	(68)
NET PROFIT BEFORE TAX	4,078	(872)	-	456	(319)	-	-	3,343
Income Tax	(1,845)	872	-	-	-	-	-	(973)
Profit Sharing	(319)	-	-	-	319	-	-	-
Minority Interest	(90)	-	-	-	-	-	-	(90)
NET PROFIT	1,824	-	-	456	-	-	-	2,280

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	4Q16	Reclassifications					Other Events⁵	4Q16
	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation [4]	Extraordinary	Managerial

NET INTEREST INCOME	8,273	(41)	(709)	-	-	(85)	388	7,825
Allowance for Loan Losses	(3,907)	-	709	-	-	2	517	(2,680)
NET INTEREST INCOME AFTER LOAN LOSSES	4,365	(41)	-	-	-	(83)	905	5,145
Fee and commission income	3,740	-	-	-	-	-	-	3,740
General Expenses	(5,021)	-	-	451	(262)	-	-	(4,831)
Personnel Expenses + Profit Sharing	(2,136)	-	-	-	(262)	-	-	(2,397)
Administrative Expenses	(2,885)	-	-	451	-	-	-	(2,434)
Tax Expenses	(903)	4	-	-	-	-	-	(899)
Investments in Affiliates and Subsidiaries	2	-	-	-	-	-	-	2
Other Operating Income/Expenses	(493)	-	-	-	-	83	(450)	(860)
OPERATING INCOME	1,691	(37)	-	451	(262)	-	455	2,298
Non Operating Income	(455)	-	-	-	-	-	450	(5)
NET PROFIT BEFORE TAX	1,236	(37)	-	451	(262)	-	905	2,293
Income Tax	542	37	-	-	-	-	(905)	(325)
Profit Sharing	(262)	-	-	-	262	-	-	-
Minority Interest	21	-	-	-	-	-	-	21
NET PROFIT	1,537	-	-	451	-	-	-	1,989

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	1Q16	Reclassifications					Other Events⁵	1Q16
	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation [4]	Extraordinary	Managerial

NET INTEREST INCOME	11,134	(3,434)	(604)	-	-	501	-	7,598
Allowance for Loan Losses	(2,617)	-	604	-	-	(411)	-	(2,424)
NET INTEREST INCOME AFTER LOAN LOSSES	8,518	(3,434)	-	-	-	90	-	5,174
Fee and commission income	2,984	-	-	-	-	-	-	2,984
General Expenses	(4,450)	-	-	447	(318)	-	-	(4,321)
Personnel Expenses + Profit Sharing	(1,788)	-	-	-	(318)	-	-	(2,107)
Administrative Expenses	(2,661)	-	-	447	-	-	-	(2,214)
Tax Expenses	(1,140)	336	-	-	-	-	-	(804)
Investments in Affiliates and Subsidiaries	2	-	-	-	-	-	-	2
Other Operating Income/Expenses	(1,107)	-	-	-	-	(90)	-	(1,197)
OPERATING INCOME	4,807	(3,098)	-	447	(318)	-	-	1,838
Non Operating Income	26	-	-	-	-	-	-	26
NET PROFIT BEFORE TAX	4,832	(3,098)	-	447	(318)	-	-	1,863
Income Tax	(3,303)	3,098	-	-	-	-	-	(205)
Profit Sharing	(318)	-	-	-	318	-	-	-
Minority Interest	1	-	-	-	-	-	-	1
NET PROFIT	1,213	-	-	447	-	-	-	1,660

¹ Foreign Exchange Hedge: more details on page 29.
² Credit Recovery: reclassified from Revenue from Loan Operations to Allowance for Loan Losses and, from 2017 onwards, it includes provision for guarantees provided.
³ Amortization of Goodwill: reversal of goodwill amortization expenses.
4 Exchange Rate Fluctuation/Others: includes, in addition to the effect of exchange rate fluctuation, reclassifications between different lines of the Bank’s results (other operating income/expenses, allowance for loan losses, and non-operating result) for better comparability with previous quarters.
5 Other Events:

4Q16

a) Net interest income: refers to an asset valuation adjustment related to a securities impairment.

b) Allowance for loan losses: refers to the establishment of an additional allowance for loan losses for corporate clients.

c) For better comparability, we have reclassified the establishment of the productivity and efficiency fund from the non-operating result line to other operating expenses.

d) Income tax: benefit arising from the distribution of Interest on Capital (“IoC").

Santander
Earnings Release (BR GAAP) | 1Q17

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer